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                           March 11, 2024

       Andrew Bonfield
       Chief Financial Officer
       Caterpillar Inc.
       5205 N. O'Connor Blvd.
       Suite 100
       Irving, TX 75039

                                                        Re: Caterpillar Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            File No. 001-00768

       Dear Andrew Bonfield:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       2023 Compared with 2022
       Other Profit/Loss and Tax Items, page 33

   1. We note your presentation and discussion of the annual effective tax rate excluding discrete items.
However, you have not disclosed or discussed the GAAP effective tax rate. Please revise to
disclose, with greater prominence, the GAAP effective tax
                                                        rate. Refer to Item
10(e)(1)(i)(A) of Regulation S-K. We also note that the Non-GAAP effective tax rates
disclosed here do not agree to the Non-GAAP effective tax rates disclosed in the
reconciliation on page 47. Please advise.
 Andrew Bonfield
FirstName
Caterpillar LastName Andrew Bonfield
            Inc.
Comapany
March       NameCaterpillar Inc.
       11, 2024
March2 11, 2024 Page 2
Page
FirstName LastName
Construction Industries, page 33

2. Your discussion of segment profit for each of your segments beginning on page 33 refers to various factors that impacted segment operations; however, you do not quantify the impact of these factors. For example, you state that the increase in Resource Industries operating profit was due to favorable price realization, partially offset by lower sales volume. You also disclose that the increase in Energy & Transportation s profit was mainly due to favorable price realization and higher sales volume, partially offset by unfavorable manufacturing costs and higher SG&A/R&D expenses. Where a material change is due to two or more factors, please revise to provide a quantified discussion of the various factors impacting such change. Refer to Item 303(b) of Regulation S-K.
Liquidity and Capital Resources, page 37

3. We note your disclosure of consolidated net worth, covenant interest coverage ratio, and covenant leverage ratio which are non-GAAP measures. Please revise to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Consolidated Financial Statements
Note 15. Credit committments, page 100

4. Please revise to remove consolidated net worth, covenant interest coverage ratio, and covenant leverage ratio from the footnotes as the disclosure of non-GAAP measures in the financial statements or footnotes is prohibited. Refer to Item
         10(e)(1)(ii)(C) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Christine Dietz at 202-551-3408 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Nikki Puza